FEDERAL INSURANCE COMPANY

Endorsement No.: 11

Bond Number: 82416701

NAME OF ASSURED: BROWN CAPITAL MANAGEMENT MUTUAL FUNDS

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following.

ITEM 1.	BOND PERIOD:	from	12.01 a.m. on	May 31, 2017
		to	12.01 a.m. on	July 1, 2018

This Endorsement applies to loss discovered 12.01 a.m. on May 31, 2017.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 1, 2018	By

Authorized Representative

ICAP Bond
Form 17-02-5032 (Ed. 11-02)

Approval of Fidelity Bond Extension

RESOLVED, that the policy term extension of the Fidelity Bond as presented at the Meeting be, and hereby is, ratified;

FURTHER RESOLVED, that the Treasurer of the Trust or other officer occupying a similar position is designated as the person who shall make the filings and give the notices required by Rule 17g-1; and

FURTHER RESOLVED, that the actions of the officers of the Trust in obtaining the extension of Fidelity Bond be, and the same hereby are, approved, ratified and confirmed.